UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

AMENDMENT NUMBER 1 TO

REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

VELOCITY EXPRESS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	87-0355929
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

One Morningside Drive North, Bldg. B, Suite 300 Westport, Connecticut	06880
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☑

Securities Act registration statement file number to which this form relates:                                (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.004 par value

(Title of Class)

(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to Be Registered.

Our Amended and Restated Certificate of Incorporation authorizes the issuance of 999,515,270 shares of capital stock, consisting of 700,000,000 shares of common stock and 299,515,270 shares of preferred stock, par value $.004 per share. Of such preferred stock, we have designated 6,904,783 shares as Series M Preferred; 2,544,097 shares as Series N Preferred; 1,625,000 shares as Series O Preferred; and 5,022,000 shares as Series P Preferred. As of December 31, 2005, we had 16,424,584 shares of common stock outstanding; 5,023,098 shares of common stock reserved for future issuance under our stock-based plans; 3,040,876 shares of common stock reserved for issuance under our outstanding common stock warrants; and 13,685,320 shares of common stock reserved for issuance upon conversion of outstanding Series M, N, O and P Preferred. Subsequent to December 31, 2005, we reserved another 250,000 shares of common stock for possible issuance under a settlement agreement and mutual release. As a result of the foregoing, we have 661,826,122 shares of authorized but unissued common stock remaining available for other purposes and 283,419,390 shares of authorized but undesignated preferred stock remaining available for other purposes.

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote at a meeting of shareholders, except as otherwise required by law and subject to the rights of any preferred stock we may issue in the future. The holders of our common stock are generally entitled to vote on amendments to our certificate of incorporation, except for the designation of a series of preferred stock out of our authorized preferred stock. There are no cumulative voting rights for the election of our directors, which means that the holders of a majority of the outstanding shares of our common stock will be entitled to elect all of our directors. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to receive such dividends, if any, as may be declared by our board of directors out of funds legally available for dividends. In the event of liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of or provision for our liabilities, subject to prior rights of preferred stock, if any, then outstanding. Our common stock has no pre-emptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and non-assessable.

We now have only one class of capital stock outstanding and entitled to vote, common stock with voting rights.

Pursuant to our certificate of incorporation, our board of directors has the authority, without action by our shareholders, to issue, and has issued, shares of preferred stock. The board of directors may issue additional shares of preferred stock from time to time in one or more series and may fix the rights, preferences, privileges and restrictions of each series of preferred stock. Some of the rights and preferences that our board of directors may designate include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and sinking fund terms. The board of directors may determine the number of shares constituting any series and the designation of such series. Any or all of the rights and preferences selected by our board of directors for any series of preferred stock may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect, among other things, the voting power of holders of common stock and the likelihood that shareholders will receive dividend payments and payments upon our liquidation, dissolution or winding up.

Item 2.	Exhibits.

See “Exhibit Index.”

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: March 1, 2006	VELOCITY EXPRESS CORPORATION

	By	/s/ Vincent A. Wasik
Vincent A. Wasik Chairman of the Board and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

1	Amended and Restated Certificate of Incorporation of Velocity Express Corporation (incorporated by reference to the Company’s Current Report on Form 8-K (File No. 000-28452) filed February 16, 2005).

2	Certificate of Designation of Preferences and Rights of Series N Convertible Preferred Stock (incorporated by reference to the Company’s Current Report on Form 8-K (File No. 000-28452) filed May 4, 2005).

3	Certificate of Designation of Preferences and Rights of Series O Convertible Preferred Stock (incorporated by reference to the Company’s Current Report on Form 8-K (File No. 000-28452) filed July 26, 2005).

4	Certificate of Designation of Preferences and Rights of Series P Convertible Preferred Stock (incorporated by reference to the Company’s Current Report on Form 8-K (File No. 000-28452) filed October 20, 2005).

5	Bylaws of Velocity Express Corporation (incorporated by reference to the Company’s Current Report on Form 8-K (File No. 000-28452) filed January 9, 2002).

6	Specimen form of Velocity Express Corporation Common Stock Certificate (incorporated by reference to the Company’s Annual Report on Form 10-K (File No. 000-28452) filed September 27, 2002).